LaneAxis Inc.



ANNUAL REPORT

419-A Main Street, Suite 121

Huntington Beach , CA 92648

0

https://laneaxis.com/

This Annual Report is dated April 28, 2021.

BUSINESS

LaneAxis is trailblazing a new path forward for the fractured $12 trillion global supply chain, with an immediate focus on the $1 trillion U.S. freight industry. Backed by patented tech, LaneAxis has created the first Brokerless Shipper-to-Carrier Direct Freight network powered by blockchain and the AXIS Utility Token, potentially eliminating $200 billion in "managed fees," 28 billion empty truck miles per year and streamlining an industry that lacks transparency, trust and efficiency.

No more phone calls, no more faxes, no more catastrophic supply chain disruptions triggered by predictable or unforeseen emergencies. LaneAxis is singular in its holistic and comprehensive approach to transforming the outdated supply chain into a worldwide digital network and transportation marketplace, forming the bridge between the freight industry and Web 3.0.

Litigation

There are currently no active or outstanding lawsuits.

Corporate Structure
LaneAxis, Inc. has two wholly-owned subsidiary companies, LaneAxis GPSCT, Inc., a Delaware corporation, and Bubo Technologies, LLC, a Delaware Limited Liability Company. Currently,

both subsidiaries have no active business operations, no employees, and no revenue. Both subsidiaries were created for the purposes of investments and activities which did not come to fruition. LaneAxis, Inc. plans to wind down and close both entities.

Previous Offerings

The Company anticipates offering and selling up to approximately an additional $4,000,000 worth of its shares of Common Stock in a securities offering intending to be exempt from registration under the Securities Act in reliance on Regulation Crowdfunding promulgated thereunder.

We have made the following issuances of securities within the last three years and as of December 31, 2020:

Type of security sold: Convertible Note
Final amount sold: $410,000.00
Use of proceeds: First system design
Date: January 01, 2017
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: Working capital
Date: October 04, 2019
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 1,768,000
Use of proceeds: Shares issued during 2017 for services and other consideration.
Date: December 31, 2017
Offering exemption relied upon: 506(b) and/or Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $386.00
Number of Securities Sold: 3,855,482
Use of proceeds: Shares issued during 2019 for services and other consideration and as a result of conversion of certain outstanding promissory notes.
Date: December 31, 2019
Offering exemption relied upon: Section 4(a)(2) and/or Rule 506(b)

Name: Common Stock
Type of security sold: Equity

Final amount sold: $1,070,000.00
Number of Securities Sold: 2,610,000
Use of proceeds: General working capital
Date: June 30, 2020
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 7,700,000
Use of proceeds: Shares issued to certain consultants, service providers and related parties in consideration of various services provided by certain consultants, service providers and related parties to the Company.
Date: June 30, 2020
Offering exemption relied upon: Rule 506(b) and/or Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 1,630,000
Use of proceeds: The Company issued approximately 1.63 million shares of its common stock to certain consultants and service providers in consideration of various services provided by such consultants and service providers to the Company, in consideration of the conversion of $245,000 in outstanding convertible notes of the Company, and otherwise for cash
Date: August 31, 2020
Offering exemption relied upon: 506(b) and/or Section 4(a)(2)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 1
Use of proceeds: One (1) share of Series A Preferred Stock issued to the Company's CEO as described in the Company Securities section.
Date: June 30, 2020
Offering exemption relied upon: 506(b) and/or Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

There are multiple circumstances which led to the performance on our financial statements.

LaneAxis was incorporated in June 2015 and developed an original system as a shipper to carrier platform that focused on major shippers inviting their carrier networks. At that time, there was a lack of technology being used by drivers in the industry which gave us limited functional abilities to develop our software. In 2016 and 2017, as beta testing progressed, only 18% to 22% of the drivers had smartphones. Furthermore, those drivers that did use smartphones did not want to use their data on our service or did not want to be tracked. There was no device for the LaneAxis software to run the load tracking and electronic documentation capabilities.

As time progressed, in 2018, the Company's focus was on blockchain and tokenizing the platform for future network monitoring while technology caught up in the transportation industry. In the beginning of 2019, the Company forged a partnership with AAOO, Pilot Flying J and HERE, a truck-specific navigation system. AAOO's partnership with our Company connected AAOO's 100,000+ driver network with the LaneAxis FreightVISION Driver App. The App was engineered to integrate into the members' mouse system in order to extract member benefits. Driver gains truck-specific mapping with all Pilot Flying J location and every 15-minute price updates. Furthermore, driver locations are accessed inside the LaneAxis network portal. This development required a substantial amount of capital funding.

As the network grows, shippers will have the ability to bid and connect directly to drivers. The current focus of the $5 track your shipment ($5 for shippers to track loads, $1 for carriers to track loads) is geared towards the millions of loads a day that are being managed by phones, paperwork and emails.

At the end of 2019, the trucking industry went through an upheaval due to the implementation of the electronic logging device mandate (the "ELD Mandate"). The ELD Mandate enforces the hours-of-service law, which governs how much truck drivers can drive and when. Truck drivers cannot drive for more than 11 hours during a 14-hour period. Revenue for fiscal year 2018 was $418,428, compared to fiscal year 2019 revenue of $0 due to this situation. Our expenses were $626,712 in 2019 and $776,420 in 2018 due to our investment in the company.

In conclusion, the industry was not moving at the same pace as the technology LaneAxis was developing in the past until 2019. In 2019, major development cost was incurred to reengineer and integrate partnerships to the platform.

Revenue - For the year ended December 31, 2020, the Company had revenue of $118,852, as compared to $0 for the year ended December 31, 2019 when we did not generate any revenues in fiscal year 2019 as most of our efforts were then devoted to the buildout of the LaneAxis platform.

Operating Loss - we incurred an operating loss of $1,041,089 during the 2020 fiscal year, as compared to an operating loss of $435,560 in the fiscal year 2019. Our 2020 operating loss was driven by general and administrative expenses of $505,075, research and development expenses of $373,882 and sales and marketing expenses of $280,984.

Interest Expense - we incurred interest expense of $7,524 during the 2020 fiscal year, as compared to an interest expense of $14,050 in the fiscal year 2019. Our interest expense was driven by the interest due on our outstanding promissory notes.

Net Loss - we incurred a net loss of $1,225,715 during the 2020 fiscal year, as compared to a net loss of $626,712 in the fiscal year 2019. Our 2020 net loss was driven by general and administrative, research and development and marketing expenses as described above.

Historical results and cash flows:

Past historical results and cash flows are not representative of what investors should expect in the future. Over the past few years, our product, platform, and software was in development. In addition, the trucking industry was also starting to deploy more current technology to their drivers. Now, with truck drivers increasingly using smartphones, including the ELD Mandate requiring drivers to log their trucking hours on their phone, we expect our network of drivers to expand and that our platform will be able to be more fully utilized in the industry.

On December 31, 2020, how much available cash did the Company have?

At December 31, 2020, the Company had cash and cash equivalents of $62,849. The Company expects that it will need to raise additional funds in the future through offerings of equity and/or debt securities in order to fully implement its business plan, continue to develop its solutions and for working capital. The Company' s long-term ability to continue as a going concern is dependent upon its ability to generate material revenues, reduce costs, achieve a satisfactory level of profitable operations, and obtain additional sources of suitable and adequate financing. Its ability to continue as a going concern is also dependent its ability to further develop and execute on its business plan. There can be no assurance that management's attempts at any or all of these endeavors will be successful.

We have approximately 1,700 shareholders, no banking lines of credit, and $400,000 of shareholder loans as of December 31, 2020.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $62,849.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Shareholder Convertible notes
Amount Owed: $350,000.00
Interest Rate: 4.0%
Maturity Date: June 12, 2018

Creditor: Certain shareholder
Amount Owed: $110,000.00
Interest Rate: 12.0%

Maturity Date: October 04, 2022

The related interest expense was $7,524 and $14,050 for fiscal years 2020 and 2019, respectively. As of December 31, 2020 and December 31, 2019, the accrued interest was $43,370 and 49,397, respectively.

Creditor: PPP Loan
Amount Owed: $20,942.00
Interest Rate: 0.0%
Maturity Date: October 04, 2022

In 2020, the Company received a loan in the amount of $20,942 pursuant to the Paycheck Protection Program of the CARES Act. The Company has applied for the forgiveness of the Loan.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Rick L. Burnett
Rick L. Burnett's current primary role is with the Company.
Positions and offices currently held with the Company:
Position: Founder/Chairman/CEO
Dates of Service: June 04, 2015 - Present
Responsibilities: All company operations. Currently Rick Burnett draws a salary of $100,000.00 annually and there is no equity compensation plan in place at this time.

Position: Director
Dates of Service: June 04, 2015 - Present
Responsibilities: Corporate management.

Name: R. Mason Burnett
R. Mason Burnett's current primary role is with the Company.
Positions and offices currently held with the Company:

Position: Chief Operating Officer
Dates of Service: January 01, 2018 - Present
Responsibilities: Operations of product development. Currently, Mason draws a salary of $72,000.00 annually and there is no equity compensation plan in place at this time.

Position: Director
Dates of Service: January 01, 2018 - Present
Responsibilities: Corporate management.

Name: Andrew Rivera
Andrew Rivera's current primary role is with the Company.
Positions and offices currently held with the Company:

Position: Chief Marketing Officer

Dates of Service: July 01, 2015 - Present
Responsibilities: Oversee and orchestrate marketing activities for LaneAxis. Currently, Andrew draws a $72,000.00 annual salary and has no equity compensation plan in place at this time.

Other business experience in the past three years:
Employer: Budbo, Inc.
Title: Communications Director
Dates of Service: March 01, 2017 - July 01, 2018
Responsibilities: Responsible for copywriting and other marketing initiatives

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of our current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Rick L. Burnett
Amount and nature of Beneficial ownership: 10,053,269
Percent of class: 3.37%

Title of class: Common Stock
Stockholder Name: R. Mason Burnett
Amount and nature of Beneficial ownership: 1,000,000
Percent of class: 33.84%

Title of class: Common Stock
Stockholder Name: Andrew Rivera
Amount and nature of Beneficial ownership: 559,000
Percent of class: 1.88%

Title of class: Series A Preferred Stock

Stockholder Name: Rick L. Burnett
Amount and nature of Beneficial ownership: 1 share, with voting power equivalent to the number of votes equal to the total number of shares of common stock outstanding as of the record date for the determination of stockholders entitled to vote at each meeting of stockholders of the Company and entitled to vote on all matters submitted or required to be submitted to a vote of the stockholders of the Company.
Percent of class: 100%

RELATED PARTY TRANSACTIONS

Name of Entity: Charles T. Sellers
Relationship to Company: Minority shareholder
Nature/ amount of interest in the transaction: Note is for three years at 12% interest only per year.
Material Terms: During fiscal year 2019, the Company entered into a $100,000 note payable agreement with a certain shareholder. The interest rate is 12% per annum. The unpaid principal and accrued interest mature on October 4, 2022. As of December 31 2020, the outstanding balance was $110,000.

OUR SECURITIES

The Company is authorized to issue shares of Common Stock and Preferred Stock. As of December 31, 2020, the Company had issued and outstanding shares of Common Stock, Preferred Stock, convertible notes payable, and other convertible notes. As part of the Regulation Crowdfunding raise, the Company anticipates offering and selling up to approximately an additional $4,000,000 worth of its shares of Common Stock in a securities offering intending to be exempt from registration under the Securities Act in reliance on Regulation Crowdfunding promulgated thereunder.

Common Stock

The Company is authorized to issue up to 50,000,000 shares of its common stock, with a total of 29,485,653 shares issued and outstanding as of December 31, 2020.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Common Stock.

Preferred Stock

The Company is authorized to issue up to 2,000,000 shares of its Preferred Stock, $0.0001 par value per share. In June 2020, the Company designated one share of Preferred Stock as "Series A Preferred Stock." One share of Series A Preferred Stock was issued to Rick Burnett, the Company's founder, Chief Executive Officer and Director, in June 2020. One share and zero shares of Series A Preferred Stock is issued and outstanding as of December 31, 2020 and December 31, 2019 respectively.

Voting Rights

The Series A Preferred Stock share provides the holder with voting power equivalent to the number of votes equal to the total number of shares of common stock outstanding as of the record date for the determination of stockholders entitled to vote at each meeting of stockholders of the Company and entitled to vote on all matters submitted or required to be submitted to a vote of the stockholders of the Company.

Material Rights

The Series A Preferred Stock is not convertible into shares of the Company's Common Stock and does not entitle the holder to any economic interests.

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (such certificate being hereafter referred to as a "Preferred Stock Designation"), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. In the event that at any time the Board of Directors shall have established and designated one or more series of Preferred Stock consisting of a number of shares less than all of the authorized number of shares of Preferred Stock, the remaining authorized shares of Preferred Stock shall be deemed to be shares of an undesignated series of Preferred Stock unless and until designated by the Board of Directors as being part of a series previously established or a new series then being established by the Board of Directors. Notwithstanding the fixing of the number of shares constituting a particular series, the Board of Directors may at any time thereafter authorize an increase or decrease in the number of shares of any such series except as set forth in the Preferred Stock Designation for such series. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status of authorized undesignated Preferred Stock unless and until designated by the Board of Directors as being a part of a series previously established or a new series then being established by the Board of Directors. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of the capital stock of the Corporation entitled to vote thereon, without a vote of the holders of the Preferred Stock or of any series thereof, voting as a separate class, unless a vote of any such holders is required pursuant to the terms of any Preferred Stock Designation.

Convertible Notes Payable

As of December 31, 2020, these notes may convert at the holders' option into common stock or preferred stock, depending on terms of the conversion, and the terms of the Convertible Notes payable are outlined below:

Amount outstanding: $ 290,000.00

Maturity Date: July 12, 2018
Interest Rate: 4.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: Change of control or optional conversion.

Material Rights

The Company expects to convert these outstanding convertible notes at two times the outstanding principal, no interest, at their original conversion price of $0.4587 per share. $50,000 was subsequently converted in the first quarter of 2020, leaving a balance of $290,000 (not including interest) of these notes. The entire balance was classified as current.

Other Convertible Notes

These notes may convert at the holder's option into shares of common stock and the terms of the notes are outlined below:

Amount outstanding: $110,000.00
Maturity Date: October 4, 2022
Interest Rate: 12.0%
Discount Rate: 0.0%
Valuation Cap: $0.00
Conversion Trigger: Optional
As of December 31, 2020, the outstanding balance was $110,000. The entire balance was classified as non-current.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2021.

LaneAxis Inc.

By   /s/ *Rick L. Burnett*

      Name: Rick L. Burnett

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

LANEAXIS, INC.

(a Delaware corporation)

Financial Statements for the calendar years ended

December 31, 2020 and 2019



INDEPENDENT AUDITOR'S REPORT

March 30, 2021

To: Board of Directors, LANEAXIS, INC.
        Attn: Rick Burnett
Re: 2020-2019 Financial Statement Audit

We have audited the accompanying consolidated financial statements of LANEAXIS, INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, shareholder equity, and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to such financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholder equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in notes to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

March 30, 2021

LANEAXIS, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS		2020		2019
Current Assets				
Cash and cash equivalents	$	62,849	$	33,185
Accounts Receivable		109,770		0
Total current assets		172,619		33,185
Property and equipment, net		9,016		12,494
Intangible assets, net		1,987,829		2,161,453
Total Assets	$	**2,169,464**	$	**2,207,132**

LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
StartEngine payable	$	120,977	$	0
Interest payable		43,370		49,397
Notes and credit line payable – current portion		290,000		350,000
Total Current Liabilities		454,347		399,397
Notes payable – related party		110,000		100,000
PPP loan		20,942		0
Total Liabilities		585,289		499,397

SHAREHOLDERS' EQUITY				
Common Stock (50,000,000 shares of $0.0001 par value per share, authorized, 29,485,653 and 17,628,617 shares issued and outstanding as of December 31, 2020 and 2019, respectively)		2,949		1,763
Preferred Stock (2,000,000 shares of $0.0001 par value per share, authorized; Series A Preferred Stock, $0.0001 par value per share, 1 shares authorized, 1 and 0 shares issued and outstanding as of December 31, 2020 and 2019, respectively)		-		-
Additional paid-in capital		5,026,767		3,925,799
Retained earnings		(3,445,541)		(2,219,826)
Total Shareholders' Equity		1,584,175		1,707,736
Total Liabilities and Shareholders' Equity	$	**2,169,464**	$	**2,207,132**

LANEAXIS, INC.
STATEMENT OF OPERATIONS
For Years Ended December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues	$ 118,852	$ 0
Operating expenses		
General and administrative	505,075	185,995
Research and development	373,882	151,777
Sales and marketing	280,984	97,788
Total operating expenses	1,159,941	435,560
Net Operating Income (Loss)	(1,041,089)	(435,560)
Depreciation and amortization (expense)	(177,102)	(177,102)
Interest (expense)	(7,524)	(14,050)
Tax provision (benefit)	0	0
Net Income (Loss)	$ (1,225,715)	$ (626,712)

LANEAXIS, INC.
STATEMENT OF SHAREHOLDER EQUITY
For Years Ended December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Shareholder Equity
	# of shares	$			
Balance as of January 1, 2019	**13,773,135**	**$ 1,377**	**$ 3,567,302**	**$ (1,593,114)**	**$ 1,975,566**
Capital distributions			(129,996)		(129,996)
Issuance of shares	3,855,482	386	488,493		488,878
Net income (loss)				(626,712)	(626,712)
Balance as of December 31, 2019	**17,628,617**	**$ 1,763**	**$ 3,925,799**	**$ (2,219,826)**	**$ 1,707,736**
Issuance of shares	11,857,036	1,186	1,100,968		1,102,154
Net income (loss)				(1,225,715)	(1,225,715)
Balance as of December 31, 2020	**29,485,653**	**$ 2,949**	**$ 5,026,767**	**$ (3,445,541)**	**$ 1,584,175**

LANEAXIS, INC.
STATEMENT OF CASH FLOWS
For Years Ended December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2019	2019
Operating Activities		
Net Income (Loss)	$ (1,225,715)	$ (626,712)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add back: Depreciation of property	3,478	3,318
Add back: Amortization of intangibles	173,624	173,624
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	(109,770)	0
Increase (Decrease) in interest payable	(6,026)	14,000
Net cash used in operating activities	(1,164,409)	(435,770)
Investing Activities		
Costs of intangibles	0	(1,601)
Net cash used in operating activities	0	(1,601)
Financing Activities		
Proceeds from notes payable	91,919	100,000
Distribution of capital	0	(129,996)
Proceeds from share issuances	1,102,154	488,878
Net cash provided by financing activities	1,194,073	458,882
Net change in cash and cash equivalents	29,663	21,512
Cash and cash equivalents at beginning of period	33,186	11,674
Cash and cash equivalents at end of period	$ 62,849	$ 33,186
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	$ 0	$ 0

LANEAXIS, INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report
For Years Ended December 31, 2020 and 2019

NOTE 1 – NATURE OF OPERATIONS

LANEAXIS, INC. (which may be referred to herein as the "Company", "we," "us," or "our") was incorporated in Delaware on June 4, 2015. The Company is a software company leveraging patented technology to eliminate phone calls, faxing, emails and other outdated processes from the supply chain industry. The LaneAxis Professional Trucker App integrates directly with the carrier portal and provides free truck specific navigation, in app messaging to carriers/shippers and opportunities to direct access of loads.

The Company is still in an early development stage and has relied on securing loans, funding from share and note issuances and proceeds from product sales. As of December 31, 2020, the Company has produced negative cash from the operations of the business. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 10 – Going Concern). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 11 – Subsequent Events), borrowing additional debt and/or issuing shares for cash and the receipt of funds from revenue producing activities. If the Company cannot secure additional capital and/or on the terms acceptable to the Company, if at all, it may cease operations. There can be no assurance that the Company's attempts to raise any additional financing will be successful. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. Additionally, in 2020, the Company faced economic uncertainty due to the COVID-19 pandemic.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $62,849 and $33,185 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to seven years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Intangible Assets
The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 20 years.

Identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. The Company has not recorded any impairment of intangible assets as of December 31, 2020.
Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the

measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Sales Income - During 2019, the company adapted the provision of ASU 2014-09 Revenue from Contracts with Customers ("ASC 606").

ASC 606 provides a five-step model for recognizing revenue from contracts:

- Identify the contract with the customer
- Identify the performance obligations within the contract
- Determine the transaction price
- Allocate the transaction price to the performance obligations
- Recognize revenue when (or as) the performance obligations are satisfied

The Company's primary source of revenue is the end user licensing of the Company's app.

Accounts Receivable
The Company does not expect to have material accounts receivable from customers due to the prevailing market conditions of pay-at-the-time of use.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED AND INTANGIBLE ASSETS

As of December 31, property and equipment, net of accumulated depreciation consists of the following balances:

	2020	2019
Beginning balance	$12,494	$14,211
Add: Equipment purchases	0	1,601
Less: Current year depreciation expense	(3,478)	(3,318)
Ending balance	**$9,016**	**$12,494**

Accumulated depreciation for property and equipment for the fiscal years ended December 31, 2020 and December 31, 2019 totaled $8,375 and $4,897, respectively.

NOTE 4 – INTANGIBLE ASSETS

The components of the Company's intangible assets consist of the following definite-lived assets:

	2020	2019
Beginning balance	2,161,453	2,335,077
Add: Capitalized costs	0	0
Less: Amortization expense	(173,624)	(173,624)
Ending balance	**1,987,829**	**2,161,453**

Accumulated amortization for the fiscal years ended December 31, 2020 and 2019 was $616,533 and $442,909, respectively.

NOTE 5 – INCOME TAX PROVISION

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2020, the Company had federal net operating loss ("NOL") carryforwards of approximately $466,163 which will begin to expire in 2035. The Company had state NOL carryforwards of approximately $196,233, which will begin to expire in 2035. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020 and 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020 and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its federal and state jurisdictions for each year in which a tax return was filed.

NOTE 6 – EQUITY

Common Stock
The Company's authorized share capital as of December 31, 2020 consisted of 50,000,000 shares, $0.0001 par value per share, designated as common shares. As of December 31, 2020 and December 31, 2019, 29,485,653 and 17,628,617 of common shares were issued and outstanding, respectively.

Preferred Stock
The Company's authorized share capital as of December 31, 2019 consisted of 2,000,000 shares, $0.0001 par value per share, designated as preferred shares. In June 2020, the Company designated one share of preferred stock as "Series A Preferred Stock." The one share of preferred stock was issued to Rick Burnett, the Company's Founder, Chief Executive Officer and a director, in June 2020. The Series A Preferred Stock share is not convertible into shares of the Company's common stock, does not entitle the holder to any economic interests and solely provides the holder with voting power equivalent to the number of votes equal to the total number of shares of common stock outstanding as of the record date for the determination of stockholders entitled to vote at each meeting of stockholders of the Company and entitled to vote on all matters submitted or required to be submitted to a vote of the stockholders of the Company. One share and zero shares of Series A Preferred Stock is issued and outstanding as of December 31, 2020 and December 31, 2019, respectively.

Completed Crowdfunded Offering
In 2020, the Company completed an offering of approximately 2.61 million shares of its common stock for total gross proceeds of approximately $1,070,000 in a securities offering exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on Regulation Crowdfunding promulgated thereunder. The Company intends to use the proceeds of this offering for working capital.

Other Issuances and *Repayment of Debt*
In June 2020, the Company issued approximately 7.7 million shares of its common stock to certain consultants, service providers and related parties in consideration of various services provided by certain consultants, service providers and related parties to the Company, as private issuances exempt from registration under in reliance on Section 4(a)(2) of the Securities Act and/or Rule 506 promulgated under Regulation D under the Securities Act, the proceeds of which were used as working capital. As part of such issuance, the Company issued (i) approximately 4.5 million shares to Rick Burnett, the Company's Founder, Chief Executive Officer and a director, in consideration of Rick Burnett assigning all of his rights to any and all patents, trademarks and intellectual rights related to the Company's business to the Company, true up for the conversion of previously loaned funds and other consideration provided to the Company for a total value of $2,086,000 based on the same conversion formula (two times the principal loan amount) as was subsequently provided to other noteholders of the Company, at a price of $0.41 per share, and for providing services to the Company as its Chief Executive Officer as a member of its board of directors, and (ii) 1 million shares to Mason Burnett, a key consultant and a director of the Company, for Mason Burnett's key services and contributions to the Company related to the creation of the blockchain tokenized network ,which the Company believes considerably increased the value of its intellectual property, and for providing services to the Company as a member of its board of directors.

In August 2020, the Company issued approximately 1.63 million shares of its common stock to certain consultants and service providers in consideration of various services provided by such consultants and service providers to the Company, in consideration of the conversion of $245,000 in outstanding convertible notes of the Company, and otherwise for cash, as private issuances in reliance on Section 4(a)(2) of the Securities Act and/or Rule 506 promulgated under Regulation D under the Securities Act.

In 2020, the Company repaid $50,000, plus an additional $5,000 as interest, to a holder of a promissory note in the total principal amount of $100,000, with the holder agreeing to convert the balance of the note ($50,000) into shares of the Company's common stock at $0.41 per share, as a private issuance in reliance on Section 4(a)(2) of the Securities Act and/or Rule 506 promulgated under Regulation D under the Securities Act. In addition, the Company repaid another $10,000 promissory note.

NOTE 7 – DEBT

During fiscal years 2016 and 2017, the Company entered into a series of Convertible Promissory Notes amounting to $350,000. The interest rate is 4 percent per annum. The principal and accrued interest are payable on demand. As of December 31, 2020, the outstanding balance was $290,000. The entire balance was classified as current.

During fiscal year 2019, the Company entered into an additional $100,000 note payable agreement with a related party shareholder. The interest rate is 12 percent per annum. The unpaid principal and accrued interest mature on October 4, 2022. As of December 31, 2020, the outstanding balance was $110,000. The entire balance was classified as non-current.

The related interest expense was $7,524 and $14,050 for calendar years 2020 and 2019, respectively. As of December 31, 2020 and December 31, 2019, the accrued interest payable was $43,370 and 49,397, respectively.

In 2020, the Company received a loan in the amount of approximately $21,000 pursuant to the Paycheck Protection Program of the CARES Act. The Company has applied for the forgiveness of the loan.

NOTE 8 – RELATED PARTY TRANSACTIONS

During fiscal year 2019, the Company entered into a $100,000 note payable agreement with a related party shareholder. The interest rate is 12 percent per annum. The unpaid principal and accrued interest mature on October 4, 2022. As of December 31, 2020, the outstanding balance was $110,000.

As this transaction is with a party related to the Company, there is no guarantee that the terms are arm's length.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Operating Leases
The Company did not enter into any operating leases as of December 31, 2020 and 2019.

Contingencies
The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020 and December 31, 2019, there were no pending

or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company, if at all. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 11 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company anticipates offering and selling up to approximately an additional $4,000,000 worth of its shares of common stock in a securities offering intending to be exempt from registration under the Securities Act in reliance on Regulation Crowdfunding promulgated thereunder.

Management's Evaluation
Management has evaluated subsequent events through March 30, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, Rick L. Burnett, Principal Executive Officer of LaneAxis Inc., hereby certify that the financial statements of LaneAxis Inc. included in this Report are true and complete in all material respects.

Rick L. Burnett

Principal Executive Officer